Christian O. Nagler, P.C. To Call Writer Directly: +1 212 446 4660 christian.nagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United tates +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

June 14, 2024

CONFIDENTIAL

Ms. Kate Tillan

Mr. Mark Brunhofer

Ms. Sonia Bednarowski

Mr. J. Nolan McWilliams

Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Webull Corporation (CIK No. 0001866364)

Response to the Staff’s Comments on Amendment No.1 to Draft Registration
Statement on Form F-4 Confidentially Submitted May 10, 2024

Dear Ms. Kate Tillan, Mr. Mark Brunhofer, Ms. Sonia Bednarowski and Mr. J. Nolan McWilliams,

On behalf of our client, Webull Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 31, 2024 on the Company’s amendment No. 1 to draft registration statement on Form F-4 confidentially submitted on May 10, 2024 (the “Draft Registration Statement”). The responses herein are based on representations from the Company.

Concurrently with the submission of this letter, the Company is submitting its amendment No. 2 to draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR with the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Austin   Bay Area    Beijing   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Miami   Munich  Paris  Riyadh  Salt Lake City   Shanghai   Washington, D.C.

Division of Corporation Finance Securities and Exchange Commission June 14, 2024 Page 2	CONFIDENTIALITY

Amendment No. 1 to Draft Registration Statement on Form F-4

General

1.	Refer to your response to prior comment 2. Please disclose that Chairman and CEO Anquan Wang is the sole director of Webull Pay Inc.

In response to the Staff’s comments, the Company has added the requested disclosure on page 49 of the Revised Draft Registration Statement.

2.	Refer to your response to prior comment 68. Please explicitly state here and on the cover page that the selling shareholders are underwriters. Also include in the registration statement the alternate pages of the resale prospectus, including an alternate cover page.

In response to the Staff’s comments, the Company has added the requested disclosure on the cover page and page ii, and included an explanatory note and a set of alternate pages of the resale prospectus after the end of the public offering prospectus.

Risk Factors

A majority of our trading-related income is derived from payment for order flow, page 33

3.	Please update this risk factor to reflect the adoption of amendments to Rule 605 relating to disclosure of order execution information and describe the specific risks to the extent not already addressed.

In response to the Staff’s comments, the Company has added the requested disclosure on page 32 of the Revised Draft Registration Statement.

Information about Webull

Globalization of Retail Investing, page 156

4.	Refer to your response to prior comment 42. Please clarify whether the data in the second paragraph is based on share volume or notional (dollar) volume and briefly discuss how this data is derived.

In response to the Staff’s comments, the Company has added the requested disclosure on page 155 of the Revised Draft Registration Statement.

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Investing through the Webull Platform, page 159

5.	Please disclose here that most of your customer accounts were cleared on a fully disclosed basis during the year 2022 and during 2023 you migrated most of your US client accounts to an omnibus basis with Apex Clearing.

In response to the Staff’s comments, the Company has revised the disclosure on page 159 of the Revised Draft Registration Statement.

6.	Refer to your response to comment 47. Please disclose here and in the carryover risk factor on pages 48-49 the identity of the wholesale market makers and liquidity providers and the percentage of revenues attributable to each.

In response to the Staff’s comments, the Company has revised the disclosure on pages 48 and 159 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 211

7.	You present unaudited pro forma condensed combined statements of operations for the years ended December 31, 2023 and 2022. Please remove the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022. Refer to Item 11-02(c)(2)(i) of Regulation S-X. Similarly remove the unaudited pro forma condensed combined information for the year ended December 31, 2022 included in the summary information beginning on page 25.

In response to the Staff’s comment, the Company has removed the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 on pages 210 and 220 and removed the unaudited pro forma condensed combined information for the year ended December 31, 2022 from the summary information beginning on page 25.

Material Tax Considerations, page 235

8.	Refer to your response to prior comment 65. The representations that the Mergers are intended to qualify both as a reorganization within the meaning of Section 368(a) and as an exchange described in Section 351 of the Code are material to investors. Please file a tax opinion as an exhibit and make corresponding revisions to your disclosure. For guidance regarding an opinion subject to uncertainty regarding the tax treatment of the mergers, refer to Section III.C.4 of Staff Legal Bulletin No. 19.

In response to the Staff’s comments, the Company has revised the disclosure on pages xvii, 70, 71 and 233 of the Revised Draft Registration Statement and is filing with the Commission a form of the requested tax opinion as exhibit 8.1 thereto. The Company undertakes to file the signed tax opinion in a subsequent public filing of the registration statement on Form F-4.

Division of Corporation Finance Securities and Exchange Commission June 14, 2024 Page 4	CONFIDENTIALITY

Webull Corporation Financial Statements

Consolidated Statements of Financial Position, page F-3

9.	We acknowledge your response to prior comment 70. Please respond to the following:

●	As previously requested, disclose the nature of your Payables due to customers and how you account for and value the payables.

o	Based on footnote 3 to the table on page F-48, you also include your fractional share repurchase obligation in this amount. Disclose the significant components of your Payables due to customers.

In response to the Staff’s comment, the Company has revised Note 2 within “Notes to the Consolidated Financial Statements” on page F-11.

●	Disclose the nature of your Receivables from customers and how you account for and value the receivables.

In response to the Staff’s comment, the Company has revised Note 2 within “Notes to the Consolidated Financial Statements” on page F-9.

Note 2. Summary of Significant Accounting Policies Current Expected Credit Losses

Off Balance Sheet Credit Exposure, page F-9

10.	We acknowledge your response to prior comment 71. Please respond to the following:

●	Disclose the nature of situations that can generate a debit balance, similar to your response.

In response to the Staff’s comment, the Company has revised Note 2 within “Notes to the Consolidated Financial Statements” on page F-10.

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●	Disclose how you account for margin loans (i) on a fully introduced basis as extended by Apex Clearing and (ii) by Webull Financial on an omnibus basis, including explaining which party grants the margin loans and who sets and evaluates the criteria for granting such loans.

In response to the Staff’s comment, the Company has revised Note 2 within “Notes to the Consolidated Financial Statements” on page F-10.

●	Tell us in more detail why margin loans subject to the indemnification obligation are not on your balance sheet and reference the authoritative literature you rely upon to support your accounting.

In response to the Staff’s comment, the Company advises the Staff that margin loans subject to the indemnification obligation are those of our platform users who have fully introduced accounts with Apex Clearing. The margin loans made to these accounts were originated and entirely funded by Apex Clearing.  Apex Clearing also receives the proceeds upon repayment.  The Company follows the recognition criteria of ASC 310-10-25-2 which applies to loans and other financial instruments that are originated by an entity or purchased from a third party.  Since the Company does not originate and participate in the funding of the margin loans of fully introduced accounts, the Company does not recognize a receivable.

Fractional Shares Program, page F-10

11.	We acknowledge your response to prior comment 72. Please respond to the following:

●	You disclose that for fully introduced accounts, you have determined that you have no obligation to repurchase customer fractional shares and fractional share transactions do not pass through your accounts and you meet the criteria for derecognition under ASC 860 so fractional share balances held by fully introduced accounts are not reflected in your financial statements.

o	As previously requested, provide us with your accounting analysis for the fractional shares program under ASC 860 for fully introduced accounts. While your response stated that a derecognition analysis under ASC 860 is not applicable to you, your disclosure states otherwise. If you evaluated the program under different guidance, include that analysis in your response.

In response to the Staff’s comment, the Company has revised its “Fractional Shares Program” accounting policy within Note 2 of the “Notes to the Consolidated Financial Statements” on page F-10 to remove the reference to ASC 860 with respect to fractional shares for fully introduced accounts. The Company respectfully advises the Staff that the Company determined whether it is acting as a principal or an agent for fully introduced accounts considering the guidance in ASC 860. The Company determined that it is acting solely as an agent for fully introduced accounts in its transmission of its platform users’ fractional share transaction orders to Apex Clearing for execution and settlement.  Such platform users are customers of Apex Clearing, and Apex Clearing has the repurchase obligation pursuant to the Apex Fractional Share Program. Therefore, fractional share transactions for fully introduced accounts are not in the scope of ASC 860.

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o	Revise your disclosure, similar to your response, to explain the following:

▪	you are acting solely as an agent to transmit the platform users’ transaction order to Apex Clearing for fulfillment for fully introduced accounts;

▪	Apex Clearing accepts the repurchase obligation pursuant to the terms of the Apex Fractional Share Program; and

▪	the platform user is the customer of Apex Clearing and not that of the Company.

In response to the Staff’s comment, the Company has made additional disclosures to the “Fractional Share Program” policy note within Note 2 of the “Notes to the Consolidated Financial Statements” on page F-10.

●	For accounts cleared on an omnibus basis, you disclose that you recognize the cash received for fractional share purchases as pledged collateral recorded as Customer-held fractional shares with an offsetting liability to repurchase the shares.

o	Disclose the amount of the offsetting liability and where it is recorded in your statements of financial position.

In response to the Staff’s comment, the Company has made the additional disclosure to the “Fractional Share Program” policy note within Note 2 of the “Notes to the Consolidated Financial Statements” on page F-10.

o	You disclose that you measure your inventory of securities, user-held fractional shares and your repurchase obligation at fair value at each reporting period. If true, also disclose that you are electing to apply the fair value option.

The Company noted recording at fair value on a recurring basis our inventory of securities, user-held fractional shares and our repurchase obligation at fair value as these financial instruments were included within Note 25, “Fair Value Measurement” to the “Notes to the Consolidated Financial Statements”.  In response to the Staff’s comment, the Company has added the fair value policy election disclosure to the “Fractional Share Program” policy note within Note 2 of the “Notes to the Consolidated Financial Statements” on page F-10.

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o	Disclose where you record realized and unrealized gains and losses.

The Company respectfully informs the Staff that changes in fair value of our platform users’ fractional shares at each reporting period are directly offset with the fair value change of the offsetting repurchase obligation, therefore, the impact within our statement of operations and comprehensive income (loss) is zero.  The Company has added this disclosure to the “Fractional Share Program” policy note within Note 2 of the “Notes to the Consolidated Financial Statements” on page F-10.

The Company respectfully informs the Staff that the Company maintains an immaterial inventory of securities for the purpose of free stock promotions, not for the fractional share program.  Accordingly, the Company has removed the reference to inventory of securities from the “Fractional Share Program” policy note.  The Company also respectfully informs the Staff that the “Fair Value Measurements” policy note within Note 2 of the “Notes to the Consolidated Financial Statements” discusses the Company’s inventory of securities that are used for our customer reward program.  Changes to the fair value of such securities are reported as marketing expense in the consolidated statements of operations and comprehensive income (loss). The Company has revised the “Fair Value Measurements” policy note within Note 2 of the “Notes to the Consolidated Financial Statements” on page F-14 to include the location of where changes in the fair value of the Company’s inventory of securities is recorded each reporting period.

o	Disclose whether you earn revenue from your users when they purchase or sell fractional shares.

The Company respectfully informs the Staff that it does not earn revenue from platform users who purchase or sell fractional shares.  In response to the Staff’s comment, the Company has updated the disclosure to the “Fractional Share Program” policy note within Note 2 of the “Notes to the Consolidated Financial Statements” on page F-10 to disclose that fact.

o	Disclose whether you earn transaction-based revenue when shares are purchased from or routed to market makers to fulfill fractional share transactions.

The Company respectfully informs the Staff that it does earn revenue from market makers in connection with platform users’ fractional share purchases or sales.  In response to the Staff’s comment, the Company has updated the disclosure to the “Fractional Share Program” policy note within Note 2 of the “Notes to the Consolidated Financial Statements” on page F-10 to disclose that fact.

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Marketing and Branding, page F-16

12.	We acknowledge your response to prior comment 74. You disclose that you recognize the expenses for free stock promotions when an eligible customer receives free stocks. Please respond to the following:

●	You also told us that the persons receiving the free stocks are not customers within the scope of ASC 606. Explain why you nonetheless refer to them as customers in your disclosure.

The Company respectfully informs the Staff that it is common in the broker-dealer industry to refer to brokerage accounts as customers. Our platform users who receive free stocks in their brokerage accounts are not customers as defined in ASC 606 since they have not contracted with our broker-dealer subsidiary for services in exchange for consideration. Our platform users do not pay to access our platform. The market makers and liquidity providers who compensate our broker-dealer subsidiary are customers within the scope of ASC 606.

The platform users who pay for a subscription to our market information services are customers within the scope of ASC 606 of one of our non-broker-dealer technology subsidiaries (the “Technology Subsidiary”).

●	Tell us whether any of the persons receiving free stocks subscribe to your market information services and therefore would appear to meet the definition of customers under ASC 606. If so, tell us how much free stock was issued to such customers and specifically tell us your consideration of the payable to customers guidance beginning at ASC 606-10-32-25.

The Company respectfully informs the Staff that the platform users who subscribe to market information services do so directly with our Technology Subsidiary through a separate contract.  The platform users that subscribe to market information services are customers of the Technology Subsidiary; and, accordingly, the Technology Subsidiary accounts for the market information services revenue in accordance with ASC 606.  Free stocks are not awarded by the Technology Subsidiary nor in connection with subscribing to market information services. Free stock is awarded to customers under the referral program of our broker dealer subsidiary. Therefore, free stock that is awarded by the broker-dealer subsidiary to a platform user’s brokerage account is not considered in the determination of the transaction price of the market information service. Lastly, because free stock issuance and subscription to market information service are two separate and distinct business activities (free stocks are issued to promote the broker dealer subsidiary’s products and services while subscription to market information services is a revenue generating activity of our Technology Subsidiary), the Company does not track as a business analytic the amount of free stock its broker-dealer subsidiary issues to its platform users' brokerage accounts who also have separately subscribed to market information services with our Technology Subsidiary.

●	Provide us with your accounting analysis for recognizing the free stock awards at the time of receipt.

The Company respectfully informs the Staff that (i) the final expense recognized for a stock award is determined at the time the share(s) are transferred to a platform user’s account since the award value is determined upon the fair value of the stock transferred to the platform user; (ii) at each reporting period end an estimated accrual for unsettled stock awards is recorded as a liability, with a corresponding estimated marketing expense recognized; (iii) once the stock is transferred to a platform user’s account, the difference between the fair value of the stock transferred and the estimated accrual results in an adjustment to marketing expense; (iv) the difference between the estimated accrual for unsettled stock rewards and the value at stock award settlement historically has been immaterial.

●	Disclose how you value the free stock awards for purposes of expense recognition.

The Company respectfully advises the Staff that the fair value of the stock at the time it is transferred from the Company’s inventory of securities represents the free stock expense recognized as a marketing expense.  The Company determines the fair value of its inventory of securities using quoted prices from national securities exchanges in accordance with ASC 820, Fair Value Measurements.  In response to the Staff’s comment, the Company has added additional disclosure to the “Marketing and Branding” policy within Note 2 of the “Notes to the Consolidated Financial Statements” on page F-18 to disclose that the fair value of the stock transferred represents the recognized expense of the stock award.

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Deferred Equity Offering Costs, page F-17

13.	We note your deferral of $1.5 million of costs at December 31, 2022 and $2.3 million of costs at December 31, 2023. We also note from disclosure on page 108 that you did not begin your discussions with SKGR until November 1, 2023. Please tell us your consideration of the guidance in SAB 5A regarding the deferral of offering costs and its provisions regarding aborted offerings. In this regard, it appears that you incurred significant expenses in 2022 and your discussions with SKGR did not start until 10 months after that date and SAB 5A discusses a 90-day postponement period not being an aborted offering. In addition, we note that the title of this policy note on page F-16 of your March 18, 2024 submission included the term “initial public offering” and your proposed transaction is not such an offering.

The Company respectfully advises the Staff that the Company had been pursuing an initial public offering until December 18, 2023, the date the Company executed the nonbinding letter of intent.  The deferred costs represent legal fees incurred in connection with the preparation of the Company’s previous F-1 confidential filings and responses to Staff questions during that process.  The deferred equity costs at December 31, 2023 are expected to provide the Company with significant benefit in preparing the registration statement needed for the Business Combination transaction.

The Company acknowledges that an IPO and a Business Combination transaction are generally not the same.  However, the structure of the Company’s proposed Business Combination is such that (i) the Company is effectively raising equity proceeds through the issuance of newly registered and issued Webull Shares in exchange for the remaining net assets of SKGR which predominately represent equity proceeds from non-redeeming SKGR shareholders held in a Trust Fund and (ii) the Business Combination is required to be accounted for as a reorganization and recapitalization transaction as the Company is the “legal” and “accounting” acquirer and SKGR is not considered a business under generally accepted accounting principles. Therefore, in the event of the Business Combination successfully closes, the Company will account for the deferred equity costs as a reduction in equity proceeds received, otherwise the deferred equity costs will be charged to expense in the period in which the Business Combination is abandoned in accordance with SAB 5A.

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Note 5. Discontinued Operations, page F-24

14.	We acknowledge your response to prior comment 77 and the related response to prior comment 2. To help us assess your responses, please address the following:

●	In your response to prior comment 2 you indicate that all access to digital assets accounts and digital assets-related transactions was migrated to the Webull Pay App and that such access was discontinued from the Webull App. In addition, you indicate that if one of your users attempted to trade digital assets after the spin-off on July 13, 2023, they were instructed to download the Webull Pay App. Tell us what happened to the digital assets held by any platform user after the spin-off if that user did not or does not download the Webull Pay App. Explain whether such user would have any claim through you to their digital assets.

●	You indicate that you will provide legal and marketing services to Webull Pay under the transitional service level agreement. Tell us in more depth the nature of these services. Explain what services have already been provided and what other of these services could yet be provided. In your response, tell us the duration of the transitional services level agreement.

●	Confirm for us that, other than Mr. Wang, there are no other employees or officers of Webull Pay that are employees of Webull Corporation or any of its subsidiaries. If this is not true, identify for us:

o	the employees;

o	what positions they hold for both Webull Pay and Webull Corporation; and

o	the amount of time and effort devoted to each organization.

●	You disclose on page F-24 that the $2,852,106 in cash distribution to your shareholders in lieu of shares in Webull Pay was unpaid as of December 31, 2023. You also disclose on page F-54 that the associated loan to Webull Pay to reimburse this distribution was collected on April 29, 2024. Tell us whether you paid the cash distribution to your shareholders sometime in 2024. If so, disclose that fact. If not, tell us why you have not made the distribution.

Digital Access Post Migration

The Company respectfully advises the Staff that Webull has only ever provided a technical portal to digital assets and trading, both historically through the Webull App and presently through the Webull Pay App. Both apps are communication channels through which customers can instruct our digital asset partner or check the balance of the digital assets held by the digital asset partner on their behalf. Therefore, during the migration from the Webull App to the Webull Pay App, the digital assets of all customers, regardless of whether or not they downloaded and registered under the Webull Pay App, remained at Bakkt Crypto Solutions, LLC, our digital asset partner. Without downloading the Webull Pay App, we allowed customers to liquidate their digital assets through Webull’s customer support team for a period of time, but they could not engage in any trading. Presently, the digital assets of customers that have not downloaded the Webull Pay App nor instructed us to liquidate their accounts remain at Bakkt Crypto Solutions, LLC, and their sole means of accessing those assets is through Webull Pay LLC and the Webull Pay App. Such customers have no claim to their assets through Webull Financial LLC or any other subsidiary of the Company.

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Transitional Services Agreement

The Company respectfully advises the Staff that Webull Technologies Inc. entered into a Service Level Agreement with Webull Pay LLC on July 14, 2023, the day of the separation. Pursuant to this agreement, employees of Webull Technologies Inc. and its affiliates will provide various services to Webull Pay LLC so that it can function in its early stages following the separation from Webull Corporation. Such services could potentially include legal, internal audit, account and financial statements, human resources, business continuity planning, insurance management, vendor services, client services and marketing services. In actual practice, Webull Technologies Inc. only provides a few of these services to Webul Pay LLC, including legal services, human resources, and vendor services. Further, Webull Pay LLC continues to hire new personnel to carry out those responsibilities that Webull Technologies Inc. has previously performed. The Company anticipates that within 18 months from the separation, Webull Pay will no longer require its support services.

Dual Employment

The Company respectfully advises the Staff that, in addition to Mr. Wang, Grayman Su is the Chief Information Security Officer of both Webull Technologies Inc., a US-based technology service provider under Webull Corporation, and Webull Pay LLC. Mr. Su spends approximately 85% of his time working for Webull Technologies Inc. and the other approximately 15% of his time working for Webull Pay LLC. Other than Mr. Wang and Mr. Su, there are no employees of Webull Corporation and its subsidiaries that serve as officers or employees of Webull Pay Inc. or its subsidiaries.  Webull Pay LLC, the operating entity which is wholly owned by Webull Pay Inc. is managed by a chief executive officer who is responsible for the day-to-day business activities of the digital asset business and unrelated to Webull Corporation.

Distribution to Shareholders

The Company respectfully advises the Staff as of the date of this response letter the amount of remaining unpaid distribution is $2,213,117, and it expects to complete the payment of the remaining amount before the end of July, 2024.

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Note 18. Share-Based Compensation, page F-38

15.	We acknowledge your response to prior comment 75. Based on the aggregate intrinsic value disclosures of share options outstanding and exercisable on page F-39 it appears that your fair value of ordinary shares was about $22.38 per share. On page 108 you disclose that SKGR provided Webull with a draft letter of intent on November 10, 2023 that included an equity value of Webull of $5.5 billion. On page 121 you indicate that a fairness opinion was obtained (that was received on February 27, 2024) indicating a fair value of Webull between $5.5 billion and $7.7 billion. Based on the number of ordinary and preferred shares outstanding on December 31, 2023 and assuming conversion of all preferred shares to ordinary shares at that date, it appears that the fair value of ordinary shares would range from about $44.79 to $62.71. Please reconcile for us the significant differences between your apparent deemed fair value per ordinary share of $22.38 at December 31, 2203 and the fair values implied by the enterprise values in your fairness opinions. In your response, specifically tell us the following:

●	who participated in the January 8, 2024 issuance of 1,215,817 shares of Series D

●	preferred stock;

●	identify for us which parties are new investors and which parties are prior shareholders of the Company;

●	how the $33.14 per share price was determined and why it does not appear to have differed from the original issuance price from before January 1, 2022; and

●	how you considered that issuance in deriving your fair value of ordinary shares at December 31, 2023.

In response to the Staff’s request to reconcile the significant differences between the deemed fair value of the Company’s ordinary share at December 31, 2023 and the implied fair value of an ordinary share based upon the November 10, 2023 letter of intent provided by SKGR and the fairness opinion obtained by SKGR on February 27, 2024, the Company respectfully informs the Staff that significant differences are due to the valuation methodology that the Company used for estimating the fair value of its ordinary shares on December 31, 2023 for financial reporting purposes.

The Company, with the assistance of a qualified valuation specialist, determined the probability-weighted expected return method (“PWERM”) was the most appropriate valuation methodology to use based upon factors such as management’s expectations of future exit events and ability to estimate potential exit events and associated probabilities.  This methodology derives a value from multiple exit scenarios weighted by their probability of occurrence.  The potential Business Combination was utilized as one of two exit scenarios.  The estimated exit value assigned to the Business Combination scenario was the pre-money equity value of the Company per the December 18, 2023 executed letter of intent, which was $7.7 billion.  After applying a present value factor and discount for lack of marketability, the estimated value of an ordinary share was $46.43. The second scenario represented alternative exit events that could possibly occur in two years (the “Other Exit Scenario”).  The Other Exit Scenario first utilized the income approach to determine the aggregate equity value, which was $3.7 billion, and then used the option pricing model to determine the value of an ordinary share.  The option pricing model calculated the value of an ordinary share at $22.66.  And after applying a discount for lack of marketability the estimated ordinary share price was $18.13.

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The Company assigned the weighting of 15% to the share price of $46.43 as calculated in the Business Combination scenario and 85% to the share price of $18.13 as calculated in the Other Exit Scenario.  After application of the weighting, the calculated and deemed fair value of an ordinary share was $22.38.

The probabilities assigned to the scenarios were based on what was known or knowable at December 31, 2023.  The Business Combination was assessed a lower probability of occurring than the Other Exit Scenario because of significant factors such as (i) the term sheet executed on December 18, 2023 was non-binding and subject to further due diligence; (ii) significant transaction structure remained to be negotiated; (iii) the SKGR transaction would require SKGR Board approval; (iv) the SKGR Board required a fairness opinion prior to voting, which was not obtained until February 27, 2024; (v~~i~~) the Business Combination would require approval from two-thirds of the Company’s shareholders which wasn’t obtained until February 2024; and (vi~~i~~) after the execution of the Business Combination Agreement and prior to closing, various regulatory approvals (e.g., SEC, FINRA, and FTC) are needed and could possibly take longer than the remaining term that SKGR has to consummate an initial business combination which is September 30, 2024.  All these factors supported a lower transaction probability at December 31, 2023.  The combination of probabilities used for each scenario and the discounts for present value and lack of marketability resulted in a lower estimated fair value of the Company’s ordinary shares as compared to the implied values from the letters of intent and the value according to the fairness opinion obtain on February 27, 2024.

In response to the Staff’s questions regarding the January 8, 2024 issuance of Series D preferred stock, the Company respectfully informs the Staff that the shares were purchased by a new, unrelated investor, Expansion Project Technologies Holding 4 SPV RSC Ltd. (“Investor”).  The Investor entered into a subscription agreement, subject to closing conditions, on September 29, 2023 for the purchase of Series D preferred stock for $33.14 per share, which is the original issuance price of all the Series D preferred stock issued by the Company since June 2021.  In connection with the purchase of Series D preferred stock, the Investor also purchased certain other junior series of preferred stock from a group of selling shareholders at a price that was indicative of a lower enterprise value on a blended basis. Since the subscription agreement was executed on September 29, 2023, it was used in the valuation of the Company’s ordinary shares as of September 30, 2023.  As of December 31, 2023, the Company utilized the PWERM valuation method taking into consideration the Business Combination transaction value and the Other Exit Scenario as discussed in the first response above.

*            *            *

Division of Corporation Finance Securities and Exchange Commission June 14, 2024 Page 14	CONFIDENTIALITY

If you have any questions regarding the Revised Draft Registration Statement, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4660.

Thank you for your time and attention.

Very truly yours,

/s/ Christian O. Nagler, P.C.
Christian O. Nagler, P.C.

cc:	H. C. Wang, Chief Financial Officer, Webull Corporation

Benjamin James, Esq., General Counsel, Webull Corporation

Richard Chin, Chief Executive Officer, SK Growth Opportunities Corporation

Derek Jensen, Chief Financial Officer, SK Growth Opportunities Corporation

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati

Ethan Lutske, Esq., Wilson Sonsini Goodrich & Rosati

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati

Cionie Lopez, Partner, KPMG LLP

Fatema Raza, Partner, WithumSmith+Brown, PC